E.D.

SE

19008358

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC Mail Processing
MAR 01 2019
Washington, DC

SEC FILE NUMBER
8-70025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/25/18 AND ENDING 12/31/18
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONMOUTH CAPITAL MANAGEMENT LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 BROAD STREET
(No. and Street)

RED BANK	NJ	07701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT MEYER 732-702-5337
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, CPA PC
(Name – *if individual, state last, first, middle name*)

278 ROUTE 34	MATAWAN	NJ	07747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ROBERT MEYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONMOUTH CAPITAL MANAGEMENT LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

MARK C DISTLER - NOTARY PUBLIC - 50025352
My Comm. Exp. 10/16/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONMOUTH CAPITAL MANAGEMENT LLC
FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES
PURUANT TO RULE 17a-5 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2018

Report of Independent Registered Public Accounting Firm

MONMOUTH CAPITAL MANAGEMENT LLC
Financial Statements and
Supplementary Information
December 31, 2018

TABLE OF CONTENTS

DASZKOWSKI, TOMPKINS,
WEG & CARBONELLA, P.C.
Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Monmouth Capital Management LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Monmouth Capital Management LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Monmouth Capital Management LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Monmouth Capital Management LLC's management. Our responsibility is to express an opinion on Monmouth Capital Management LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Monmouth Capital Management LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
We have served as Monmouth Capital Management LLC auditor since 2018.
Matawan, NJ
February 28, 2019

MONMOUTH CAPITAL MANAGEMENT LLC
Statement of Financial Condition
For the Period of July 25, 2018 - December 31, 2018

	2018
Assets	
Cash	$ 81,237
Deposit with Clearing Firm	25,000
Receivable from Broker-Dealer	10,357
Prepaid expenses	7,037
Total assets	$ 123,631
Liabilities and Member's Equity	
Accrued expenses and accounts payable	$ 13,200
Member's Equity	
Member's equity	110,431
Total liabilities and member's equity	$ 123,631

The accompanying notes are an integral part of these financial statements.

MONMOUTH CAPITAL MANAGEMENT LLC
Notes to Financial Statements
For the Period of July 25, 2018 - December 31, 2018

NOTE 1: Organization and Nature of Business

Monmouth Capital Management LLC (the "Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company was formed in in the State of New Jersey as a Limited Liability Company on August 22, 2017. The firm was approved by FINRA and the SEC for membership on July 25, 2018 and is a currently registered in 18 states in the United States. The firm's parent is Monmouth Capital Holdings LLC which will infuse capital into the firm. The firm has not needed a capital infusion as of December 31, 2018 and is well in excess of its $5,000 Net Capital requirement. The firm's one business line is the trading of listed equity securities on an agency basis, as an introducing broker-dealer the firm does not hold customer cash or securities, nor does the firm maintain inventory positions or trade for its own account. The firm's client base is retail investors with whom the principals of the firm have worked with over the course of the representative's careers.

NOTE 2: Significant Accounting Policies

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominate practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Revenue recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018.

NOTE 2: Significant Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, actual results could differ from those estimates.

Income Taxes

The company is a single member limited liability company that will be treated as a disregarded entity for Federal and State income taxes purposes. Accordingly, the company has no Federal or State tax liability and, as such, there is no income tax provision required on these financial statements.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of December 31, 2018, the firm does not maintain a money market account so the discussion of a money market fund, the firm maintains a checking account for the benefit of the firm that is utilized to pay the firm's operating expenses and where revenue from the clearing firm will wire the revenue earned by the firm.

NOTE 3: Concentration of Credit Risk For Cash

The Company's cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limits.

NOTE 4: Clearing Broker

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $25,000. As of December 31, 2018, a deposit of $25,000 for 2018 is included in deposit with clearing organization on the accompanying statement of financial condition

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.

MONMOUTH CAPITAL MANAGEMENT LLC
Notes to Financial Statements
For the Period of July 25, 2018 - December 31, 2018

NOTE 5: Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-l of the Securities and Exchange Act of 1934, as amended, which requires that the Company's aggregate indebtedness shall not exceed eight times net capital, as defined, under such provision. At December 31, 2018, the Company had net capital of $103,394 which exceeded requirements by $98,394. The ratio of aggregate indebtedness to net capital was .13 to 1.

NOTE 6: Related Party Transactions

The Member made additional contributions for the period July 25, 2018 – December 31, 2018 of $5,400.

NOTE 7: Subsequent Events

Management of the Company has evaluated events and transactions that have occurred since December 31, 2018 through February 28, 2019 and determined that there are no material events that would require disclosures in the Company's financial statements.

MONMOUTH CAPITAL MANAGEMENT

320 Broad St, Suite E
Red Bank, NJ 07701

Monmouth Capital Management, LLC.
Member FINRA/SIPC
www.MonmouthCM.com

732.702.5337 p
732.702.5338 f

March 1, 2019

SEC Mail Processing
MAR 01 2019
Washington, DC

SEC Headquarters
100 F Street, NE
Washington, DC 20549
Division of Trading and Markets

Re; Monmouth Capital Management CRD #290248

To Whom It May Concern,

Enclosed you will find the Annual Audit for Monmouth Capital Management LLC.
If you have any questions pertaining to this report feel free to contact Robert Meyer, President at the number listed above or Jack Faller Financial Operations Principal, at 732-414-1001.

Sincerely Yours,

Jack D. Faller

Jack D. Faller
Financial Operations Principal

Enclosures: SEC Confidential Audit Report
SEC Public Audit Report